SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

This report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form F-3, Registration Statement No. 333-143565. This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: February 11th, 2008

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

SILICOM UPGRADED TO
NASDAQ GLOBAL MARKET

        KFAR SAVA, Israel – February 11, 2008 – Silicom Ltd. (NASDAQ and TASE: SILC) today announced that it has received notification that the NASDAQ stock market has upgraded Silicom’s listing from the Nasdaq Capital Market to the Nasdaq Global Market beginning today, February 11, 2008. Silicom’s shares continue to be traded under the same symbol as before (SILC).

        “This important milestone underscores the momentum that we have established over the past several years,” commented Shaike Orbach, Silicom’s President and CEO. “We believe that the upgrade of our listing is significant for our shareholders as it is expected to increase the exposure of our company, hopefully resulting in increased trading volumes, liquidity and institutional interest in our shares.”

        Mr. Orbach continued, “Our growing momentum was most recently demonstrated in our record 2007 financial results. On an annual basis, we reported 66% revenue growth to $27 million, enabling us to triple our net profit to $6.3 million, or $1 EPS. Just as significant is last week’s major announcement about our first significant entry into China, securing an initial $1.8 million production order from a major domestic server manufacturer. We are pleased that our rapid growth and strategic progress has attracted the attention of the financial community and facilitated the upgrade of our listing.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, WAN Optimization and security appliances and other mission-critical gateway applications. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact:	Investor relations contact:
Eran Gilad, CFO	Kenny Green / Ehud Helft
Silicom Ltd.	GK Investor Relations
Tel: +972-9-764-4555	Tel: 1 646 201 9246
E-mail: erang@silicom.co.il	E-mail : info@gkir.com